ACCEPTANCE OF COLLATERAL IN FULL SATISFACTION OF OBLIGATIONS AT LESS
THAN FACE VALUE AND PURCHASE AGREEMENT

THIS ACCEPTANCE OF COLLATERAL IN FULL SATISFACTION OF OBLIGATIONS AT LESS THAN FACE VALUE AND PURCHASE AGREEMENT, dated as of July 9, 2009 (the “Agreement”), is entered into by and among ProElite, Inc., a New Jersey corporation (“Pledgor”), Terry N. Trebilcock (“Trebilcock”) and Juliemae Trebilcock (together with Trebilcock, the “Secured Parties”) and KOTC Acquisition, LLC, a Minnesota limited liability company wholly owned by Secured Parties (“Acquiror”).

WITNESSETH:

WHEREAS, on September 11, 2007, the Pledgor and the Secured Parties entered into that certain Stock Purchase Agreement (the “KOTC Purchase Agreement”) pursuant to which Secured Parties sold Pledgor all of the capital stock of King of the Cage, Inc., a California corporation (the “Company”), and the Pledgor was obligated to make certain contingent payments to the Secured Parties, which obligations were secured by a pledge of the Company’s stock in favor of the Secured Parties pursuant to a Pledge Agreement between them dated September 11, 2007 (the “Pledge Agreement”);

WHEREAS, Secured Parties have assigned their rights, powers and interests in and to, and arising under, the KOTC Purchase Agreement and the Pledge Agreement to Acquiror, pursuant to that certain Assignment and Consent Agreement, dated July 9, 2009 by and among Secured Parties, Acquiror and Pledgor;

WHEREAS, the parties hereto acknowledge that, as of the date hereof (based upon recent financial projections and the loss of significant sponsors), without the continued involvement of Trebilcock the Company has essentially no value and, even with the continuing involvement of Trebilcock, presently has little if any value (net of debts owed, including advances recently made by Trebilcock to the Company which were necessary in order to enable the Company to continue its business operations );

WHEREAS, the parties hereto believe it is in their respective best interests to avoid the cost and uncertainty associated with a public or private sale of the Collateral (as defined in the Pledge Agreement) and have agreed, in connection with an overall settlement and release of all claims between them being entered into contemporaneously herewith, that Acquiror shall accept the Collateral in a “strict foreclosure” pursuant to Section 9620 of the California Commercial Code, in full satisfaction of all Obligations (as defined in the Pledge Agreement), but at less than full value, and as a related transaction Pledgor shall transfer certain other assets owned by Pledgor, but related to the business of the Company, to the Secured Parties for additional consideration;

WHEREAS, the Company, among other things, is currently engaged principally in the business of promoting mixed martial arts live events under the King of the Cage brand, which includes the broadcast of such events on pay-per-view (the “Business”); and

WHEREAS, in order to effectuate the acceptance in full satisfaction of the Obligation at less than face value contemplated by this Agreement, Acquiror desires to acquire from Pledgor, and Pledgor desires to convey to Acquiror, all of the capital stock of the Company owned by Pledgor (the “Shares”), subject to the terms and conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing Recitals (which are hereby incorporated herein), the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1.
CERTAIN DEFINITIONS; INTERPRETATION

SECTION 1.1.           Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

“Acquired Assets” has the meaning assigned in Section 2.3.

“Acquiror” has the meaning assigned in the caption of this Agreement.

“Acquiror Closing Deliverable” has the meaning assigned in Section 5.3.

“Acquiror Disclosure Schedule” has the meaning assigned in Section 3.1.

“Affiliate” means, with respect to any specified Person, any other Person, directly or indirectly controlling, controlled by or under common control with such specified Person.  For purposes of this definition, “control” when used in connection with any specified Person means the power to direct the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings to the foregoing.  For the avoidance of doubt, it is acknowledged  that the Secured Parties and the Pledgor are not Affiliates of each other.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 7.5.

“Assignments” mean the assignments contemplated by Sections 5.2(b), (c) and (f).

“Assumed Liabilities” has the meaning assigned in Section 2.4(a).

“Assumption Agreement” has the meaning assigned in Section 2.4(a).

“Bully Beatdown Contracts” has the meaning assigned in Section 2.3(b).

“Business” has the meaning assigned in the recitals to this Agreement.

“Closing” has the meaning assigned in Section 5.1.

“Closing Date” has the meaning assigned in Section 5.1.

“Closing Payment” has the meaning assigned in Section 2.5(b).

“Code” means the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

“Company” has the meaning assigned in the Recitals.

“Contract” means, with respect to any Person, any agreement, indenture, undertaking, debt instrument, contract, contractual obligation, lease or other commitment to which such Person is a party or by which such Person is bound, or to which any of such Person’s properties is subject.

“Damages” has the meaning set forth in Section 6.2.

“Dollar” and “$” shall mean United States Dollars.

“Distributions” has the meaning assigned in Section 2.5(c)(3).

“Earn-Out” has the meaning assigned in Section 2.5(c).

“Escrow Agreement” has the meaning assigned in Section 6.5.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Excluded Matters” has the meaning assigned in Section 3.2(f).

“Final Allocation” has the meaning assigned in Section 2.6.

“Financial Statements” has the meaning assigned in Section 3.2(f).

“Governmental Authority” means any court, administrative agency or commission, self-regulatory organization or other foreign, federal, state or local governmental authority or instrumentality.

“Indemnified Party” has the meaning assigned in Section 6.6.

“Indemnification Termination Date” has the meaning assigned in Section 6.1.

“Indemnifying Party” has the meaning assigned in Section 6.6.

“Insolvency Proceeding” has the meaning assigned in Section 3.2(p).

“Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof, (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing, (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world, (iv) all industrial designs and any registrations and applications therefor throughout the world, (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world, (vi) all databases and data collections and all rights therein throughout the world, (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, (viii) all Web addresses, sites and domain names and numbers, (ix) any similar or equivalent rights to any of the foregoing anywhere in the world; and (x) the information of a Person that has commercial value to such Person and which is not known publicly, including know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings and blue prints.

“Interim Date” means August 31, 2008.

“IRS” means the Internal Revenue Service.

“KOTC Purchase Agreement” has the meaning assigned in the recitals to this Agreement.

“Knowledge” means the knowledge of a Person’s officers, on a known or should have known basis, after reasonable inquiry under the circumstances.

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance, other than restrictions on transfer and disposition arising under securities laws.

“Litigation” has the meaning assigned in Section 3.2(n).

“Material Adverse Effect” means with respect to the Company, an effect that, individually or in the aggregate, is both material and adverse; provided however, that “Material Adverse Effect” shall not be deemed to include the effects of: (i) general changes in conditions in the securities industry, or in the global or United States economy or capital markets; (ii) changes in applicable generally accepted accounting principles or in laws, regulations or regulatory policies of general applicability; (iii) any change caused by the announcement of this Agreement or the Stock Acquisition; (iv) acts of war, major hostilities or terrorist attacks; or (v) actions or omissions of Pledgor or Company taken in accordance with this Agreement or with the prior written consent of Acquiror.

“Net Cash Flow” has the meaning assigned in Section 2.5(c)(2).

“Net Sale Proceeds” has the meaning assigned in Section 2.5(c)(4).

“Obligations” has the meaning assigned in the recitals to this Agreement.

“Objection Notice” has the meaning assigned in Section 2.6.

“Ordinary Course of Business” means an action taken by a Person that is taken in the ordinary course of the normal day-to-day operations of such Person, reasonably consistent with the past practices of such Person.

“PE Fighter Contracts” has the meaning assigned in Section 2.3(a).

“Person” shall mean and include an individual, bank, partnership, joint venture, limited liability company, corporation, trust, unincorporated organization and government or any department or agency thereof.

“Pledge Agreement” has the meaning assigned in the recitals to this Agreement.

“Pledgor” has the meaning assigned in the caption of this Agreement.

“Pledgor Closing Deliverables” has the meaning assigned in Section 5.2.

“Pledgor Disclosure Schedule” has the meaning assigned in Section 3.1.

“Pre-Closing Income Tax Costs” has the meaning assigned in Section 4.8(d).

“Proposed Allocation” has the meaning assigned in Section 2.6.

“Purchase Price” has the meaning assigned in Section 2.5.

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for, redeem or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“Secured Parties” has the meaning assigned in the caption of this Agreement.

“Shares” has the meaning assigned in the Recitals.

“Stock Acquisition” has the meaning assigned in Section 2.2.

“Stub Income Tax Returns” has the meaning assigned in Section 4.8(a).

“Subsidiary” and Subsidiaries” means, with respect to any Person, any corporation or other entity of which at least a majority of the outstanding shares of stock or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors (or Persons performing similar functions) of such corporation or entity (regardless of whether or not at the time, in the case of a corporation, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries.

“Taxes” means all federal, state, local and foreign taxes, levies or other assessments imposed by any taxing authority, however denominated, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, and custom duties, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

“Tax Returns” means, collectively, all returns, declarations, reports, estimates, information returns and statements required to be filed under federal, state, local or any foreign tax laws.

“Trebilcock” has the meaning assigned in the caption of this Agreement.

“Trebilcock Percentage” has the meaning assigned in Section 2.5(c)(1) of this Agreement.

“Unassumed Liabilities” has the meaning assigned in Section 2.4(b) of this Agreement.

SECTION 1.2.           Interpretation.  When a reference is made in this Agreement to Recitals, Sections, Exhibits or Schedules, such reference shall be to a Recital or Section of, or Exhibits or Schedule to, this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and are not part of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” No rule against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement.

ARTICLE 2.
THE PURCHASE

SECTION 2.1.           Compliance with California Commercial Code.  The parties intend that the transactions contemplated hereby comply with the California Commercial Code and Section 9620 thereof (“Section 9620”) in particular (and any similar applicable law).  In furtherance thereof:

(a)           Pledgor hereby agrees to the terms of the acceptance of Collateral provided in this Agreement, intending by such agreement to comply with Section 9620(c)(2).

(b)           Acquiror represents to Pledgor that it: (i) has obtained certified UCC searches in the State of New Jersey with respect to the Pledgor dated April 28, 2009, June 22, 2009 and

July 6, 2009 which identified that the Secured Parties are the only secured parties of record with respect to the Pledgor in such jurisdiction; (ii) has obtained a certified tax lien, judgment, civil and bankruptcy searches with respect to the Pledgor in the County of Los Angeles, State of California dated June 22, 2009 and July 6, 2009 which identified that there were no lien holders (other than Bowne of Los Angeles, Inc.) of record with respect to the Pledgor in such jurisdiction; (iii) has not received a notification of a claim of an interest in the Shares by any party other than the Pledgor; and (iv) have not received from any party a notification of objection to the transactions contemplated in this Agreement.

(c)           Pledgor hereby waives any requirement of subdivision (e) of Section 9620 to dispose of the Collateral pursuant to a waiver under Section 9624(b) of the California Commercial Code.

(d)           The Secured Parties and Acquiror hereby consent to the acceptance of the Collateral in full satisfaction of the Obligations and acknowledge that the satisfaction is at less than face value.

(e)           The additional terms of the acceptance of the Collateral shall be as set forth in the balance of this Agreement, however to the extent that any conflict between this Section 2.1 and the balance of this Agreement would render the acceptance contemplated by this Section ineffective, then this Section 2.1 shall control.

SECTION 2.2.           Stock Acquisition.  In furtherance of the acceptance of Collateral contemplated hereby, and subject to the terms and conditions of this Agreement, at the Closing, Pledgor shall convey the Shares to Acquiror, and Acquiror shall acquire the Shares from Pledgor (the “Stock Acquisition”).

SECTION 2.3.           Purchase of Certain Other Assets of Pledgor.  At the Closing, Pledgor shall sell, convey, transfer, assign and deliver to Acquiror, and Acquiror shall purchase from Pledgor, the following assets and property of Pledgor (collectively, the “Acquired Assets”):

(a)           all of Pledgor’s and its Affiliates’ interests in and to the fighter contracts attached hereto as Annex A for Abel Cullumn, Conor Huen, Tony Bonello, Thomas Denny, Jon Murphy, Ray Lazama, Victor Valenzuela and Nate Carey (the “PE Fighter Contracts”), most of whom were historically associated with the business of the Company; and

(b)           all of Pledgor’s and its Affiliates’ ownership interests in and to the bully contracts attached hereto as Annex B for Vincent Carosso, Dennis Ilyaich, Ryan Kessman, Garrett Lee, James Monko, Jonathan Rentie, Eric Shaw and Christian Smith who have appeared as bullies in the Bully Beatdown series (the “Bully Beatdown Contracts”).

SECTION 2.4.           Liabilities Related to Acquired Assets.

(a)           Limited Assumption of Liabilities.  At the Closing, Acquiror shall assume and agree to pay, perform, and discharge all future payment and performance obligations of Pledgor in connection with the Acquired Assets arising after the Closing, but specifically excluding any liabilities or obligations relating to pre-closing breach or nonperformance (the “Assumed Liabilities”).  Such assumption shall be evidenced by an Assumption Agreement in substantially the form of Exhibit A hereto (the “Assumption Agreement”).

(b)           Unassumed Liabilities.  Except for the Assumed Liabilities, Acquiror shall not assume any liability or obligation of the Pledgor (the “Unassumed Liabilities”).  Without limiting the generality of the foregoing, it is expressly agreed and understood that Acquiror shall not assume, and that Pledgor retains full responsibility to pay, perform and discharge, all payment and performance obligations related to the Acquired Assets arising or relating to periods prior to the Closing.  By virtue of acquiring the Shares, all liabilities and obligations of the Company shall remain the responsibility of the Company (subject to the representations, warranties and covenants herein).

SECTION 2.5.           Purchase Price.  In addition to the acceptance of the Collateral in full satisfaction of the Obligations at less than face value, Acquiror shall make the following additional payments (the “Purchase Price”):

(a)           [Intentionally Omitted]

(b)           Closing Payment.  Acquiror shall pay to Pledgor Two Hundred Thousand and 00/100 Dollars ($200,000.00) in cash or immediately available funds at Closing (the “Closing Payment”).

(c)           Earn-Out.  Subject to the terms and conditions of this Section 2.5(c), Acquiror shall pay and/or deliver to Pledgor in cash and/or property (as required by this Section 2.5(c)) the sum of:  (I) the product of (1) twenty-five percent (25%) multiplied by (2) the Net Cash Flow of the Acquiror (whether or not any dividends or distributions are actually distributed or declared) multiplied by (3) the Trebilcock Percentage; plus (II) the product of (1) twenty-five percent (25%) multiplied by (2) of all Net Liquidity Proceeds of the Acquiror actually distributed to its members, multiplied by (3) the Trebilcock Percentage; plus (III) twenty-five percent (25%) of the net proceeds actually received by the Secured Parties and their immediate family members in connection with a sale or disposition by them of equity securities of the Company or the Acquiror; provided, however, such sum shall not exceed the maximum aggregate payments in this Section 2.5(c) below (such amount being herein referred to as the “Earn-Out”).  All Earn-Out amounts under clause (I) shall be in cash and all Earn-Out amounts under clauses (II) or (III) shall be in the same form, and in the same proportion, and with all related rights (such as registration rights) as received by the Secured Parties or their assignees; provided, that any non-cash consideration shall be valued for purposes of calculating the amount of the Earn-Out in Section 2.5(c)(5) at the fair market value of such non-cash consideration at the time of receipt by Pledgor.  Any contingent or deferred payments under clauses (II) or (III) shall be payable when received by the Secured Parties.  At Acquiror’s option, in place of some or all of any non-cash consideration, it may instead make a cash payment equal to the fair market value of such non-cash consideration.

(1)           For purposes of this Section 2.5(c), the term “Trebilcock Percentage” shall be equal to the aggregate percentage of the outstanding equity interests of Acquiror (or its successor) held, directly or indirectly, by the Secured Parties and their immediate family members as determined by a monthly average of such percentage ownership over each twelve (12) month period in which Net Cash Flow or Net Liquidity Proceeds are measured.

(2)           For purposes of this Section 2.5(c), the term “Net Cash Flow” shall mean for any twelve (12) month period ending on the annual anniversary of the Closing Date, the sum of cash actually received by the Company during such period less: (i) cash paid by the Company during such period for costs of goods sold; (ii) cash paid by Company during such period for costs associated with the Company as operated by Acquiror in its good faith business judgment (including without limitation, insurance, rent, furniture, fixtures and equipment, salaries, employee benefits, commissions, royalties, brokerage fees, refunds, charge–offs, costs of collection, capital expenses related thereto and other reasonable business expenses); (iii) cash paid by the Company for the development of one or more reality television series related to the Business or the promotion of such reality television series; (iv) any taxes paid on the resulting income or business operations of the Company; (v) Net Liquidity Proceeds; (vi) cash from sales and issuances by Acquiror of its equity securities (or securities convertible, exchangeable or exercisable for such equity securities) the proceeds of which are not distributed to the members of Acquiror; and (vii) an amount necessary to maintain commercially reasonable cash reserves, not to exceed $200,000 in the aggregate (but only to the extent not already provided for or included in the amounts in clauses (i) through (vi) of this sentence).  Notwithstanding the foregoing, in the calculation of Net Cash Flow, Acquiror cannot deduct an amount in excess of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000) annually for compensation, royalties or dividends paid or distributed to the Secured Parties or their immediate family members (except market compensation may be paid to Juliemae Trebilcock for actual services rendered, not to exceed Fifty Thousand and 00/100 Dollars ($50,000.00) annually).  For purposes of this Section 2.5(c)(2), the parties intend that only cash receipts and cash expenditures that are reasonably connected to the Business will be used to calculate Net Cash Flow and cash receipts and cash expenditures that are not reasonably connected to the Business shall be excluded from such calculation.

(3)           For purposes of this Section 2.5(c), the term “Net Liquidity Proceeds” shall mean for any twelve (12) month period ending on the annual anniversary of the Closing Date, the sum of cash or cash equivalents actually received during such period (including upon disposition of any non-cash consideration received) arising from: (i) any sale of the Acquiror or the Company, whether by merger, sale of all or substantially all its assets, sale of majority of its equity securities or other transaction that has substantially the effect of any of the foregoing, in each case after the date hereof; plus (ii) the sale of any material assets of Acquiror or the Company; plus (iii) cash from sales and issuances by Acquiror or the Company of its debt or equity securities (or securities convertible, exchangeable or exercisable for such equity securities), but only to the extent proceeds therefrom are distributed to the members of Acquiror.

(4)           The Earn-Out payments shall be calculated on the annual anniversaries of the Closing Date based on the Company’s previous twelve (12) months’ operations, and payments shall be made within ninety (90) days after such calculations.  All calculations shall be subject to audit rights and the objection procedures described in Section 2.5(e) below.

(5)          The maximum aggregate Earn-Out  payments shall be as follows:

(A)           The Earn-Out shall be capped at One Million Dollars ($1,000,000.00) if Pledgor has been paid pursuant to the Earn-Out One Million and 00/100 Dollars ($1,000,000.00) within one (1) year and ninety (90) days following the Closing Date;

(B)           The Earn-Out shall be capped at One Million Two Hundred Fifty Thousand 00/100 Dollars ($1,250,000.00) if Pledgor has been paid pursuant to the Earn-Out One Million Two Hundred Fifty Thousand 00/100 Dollars ($1,250,000.00) within two (2) years and ninety (90) days following the Closing Date;

(C)           The Earn-Out shall be capped at One Million Five Hundred Thousand 00/100 Dollars ($1,500,000.00) if Pledgor has been paid pursuant to the Earn-Out One Million Five Hundred Thousand 00/100 Dollars ($1,500,000.00) within three (3) years and ninety (90) days following the Closing Date;

(D)           The Earn-Out shall be capped at One Million Seven Hundred and Fifty Thousand 00/100 Dollars ($1,750,000.00) if Pledgor has been paid pursuant to the Earn-Out One Million Seven Hundred and Fifty Thousand 00/100 Dollars ($1,750,000.00) within four (4) years and ninety (90) days following the Closing Date; and

(E)           The Earn-Out shall be capped at Two Million 00/100 Dollars ($2,000,000.00), and under no circumstances shall Acquiror be required to pay Pledgor more than $2,000,000.00 in Earn-Out payments regardless as to when it is paid, except that any Earn-Out payment or portion thereof that is not timely paid shall bear interest at the rate of 6% per annum accruing from its due date.

(F)           As an example, if the Secured Parties own 50% of Acquiror, and Acquiror has Net Cash Flow of $0 in the first 12 months after the Closing, and Net Cash Flow of $1,000,000 in the second 12 months after the Closing, then Acquiror would owe $125,000 to Pledgor; however, if Acquiror sold $2,000,000 of equity securities in the second 12 months and made a special distribution to the Secured Parties of $1,000,000 in connection with such sale, then, $125,000 of such amount would be Net Liquidity Proceeds, and would be added to the Earn-Out, which if paid in such period would result in a total payment of $250,000.

(d)          Prepayment.  Acquiror may prepay any amount due as Earn-Out payments hereunder to satisfy the as Earn-Out payments caps set forth in Section 2.5(c).

(e)          Audit Rights and Objection Procedures.

(1)           Acquiror shall, until all Earn-Out payments have been made and there are no pending objections related thereto, from time to time as reasonably requested, grant Pledgor and its advisors access to and the right to inspect (subject to reasonable confidentiality provisions) the books and records of the Company and Acquiror reasonably requested by Pledgor in order to verify the calculations of Acquiror’s independent accountants referred to in Section 2.5(c) above, and shall cause its employees and accountants to reasonably cooperate in such effort.  Such request shall be made in writing and Acquiror shall, in a reasonable amount of time thereafter, provide such access during reasonable business hours.  Each party shall bear its own expenses in connection with any such audit.

(2)           Pledgor may, each year in which it has a potential to an Earn-Out payment, object to the proposed calculation of Net Cash Flow by using the same procedures referred to below in Section 2.6 with respect to tax allocations, treating the delivery by the Acquiror of its calculation of Net Cash Flow for a given period like the “Proposed Allocation” below, and calculating all time periods and objections accordingly, with the final result of such procedure determining the actual Earn-Out payment for that year.

SECTION 2.6.           Allocation of Purchase Price.  Acquiror shall deliver to Pledgor, no later than thirty (30) days after the Closing Date, a proposed allocation, for U.S. federal income Tax purposes and pursuant to Section 1060 of the Code and the regulations thereunder, of the Purchase Price among the Acquired Assets and the Shares (the “Proposed Allocation”).  Promptly following receipt of the Proposed Allocation, Pledgor shall review the same and, within twenty (20) days after Pledgor’s receipt of such Proposed Allocation, may deliver to Acquiror a certificate executed by Pledgor setting forth objections to the proposed allocation (an “Objection Notice”), together with a summary of the reasons therefor and calculations which, in the Pledgors’ view, are necessary to eliminate such objections.  If Pledgor does not deliver an Objection Notice within such 20-day period, the Proposed Allocation shall be the final allocation of the Purchase price (the “Final Allocation”).  If Pledgor delivers an Objection Notice within such 20-day period, Acquiror and the Pledgors shall use their reasonable attempts to resolve by written agreement any differences identified in the Objection Notice within the succeeding five (5) days and, if they are able to resolve all such differences, the allocation agreed to shall be the Final Allocation.  If any objections raised by Pledgor in the Objection Notice are not resolved within the 5-day period next following such 5-day period, then Acquiror and Pledgor shall submit the objections that are then unresolved (together with any agreed adjustments) to an independent certified public accountant mutually and reasonably agreed to by Acquiror and Pledgor (and whose expenses shall be split equally between them), who shall be directed by Acquiror and Pledgor to resolve the unresolved objections within the next ten (10) days and to deliver written notice to each of Acquiror and Pledgor setting forth its resolution of the disputed matters.  The allocation resulting from the decision of the independent certified public accountant shall be the Final Allocation.  Any allocation that becomes the Final Allocation pursuant to the preceding provisions of this Section 2.6 shall be attached to this Agreement after Closing.  No party to this Agreement will take a position on any federal or state Tax return, before any Governmental Authority charged with the collection of any income Tax, or in any judicial Proceeding that is in any way inconsistent with the Final Allocation.

SECTION 2.7.           Non-Assignable Contracts.  If any of the Acquired Assets is not transferable or assignable under the provisions thereof or under applicable law to Acquiror on the Closing Date without the consent of any Person (a “Required Consent”), and such Required Consent shall not have been duly obtained prior to the Closing and the Closing occurs, then notwithstanding any provision of this Agreement to the contrary: (a) the underlying Contract shall be deemed not to have been assigned in violation of its term or applicable law, (b) Pledgor shall have been deemed to not made any representation or warranty that such Acquired Assets could be assigned without the consent of such Person or without any breach or default under the underlying Contract or applicable law and (c) Pledgor shall, for a period of sixty (60) days after Closing use its commercially reasonable efforts to obtain the Required Consent (and Acquiror shall reasonably assist), and during such period, shall, to the extent consistent with the underlying Contract and applicable law, provide the benefits of such Contract to Acquiror provided Acquiror at the same time pays and assumes all related post-Closing burdens and liabilities, in each case as if the Required Consent had been obtained and the underlying Contract had been assigned as of Closing.  If the Required Consent is obtained during such 60-day period, then the underlying Contract shall be deemed to have been assigned as of the Closing pursuant to this Agreement. If the Required Consent cannot be obtained during such 60-day period, then the underlying Contract shall be deemed to have been retained by Pledgor; provided, however, Pledgor hereby agrees that it shall not in any manner enforce, directly or indirectly, any exclusivity or non-competition covenants in any such retained Contract and shall allow the counterparty to such retained Contracts to contract freely with Acquiror and its affiliates.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES

SECTION 3.1.           Disclosure Schedules.  On or prior to the date hereof, Pledgor has delivered to Acquiror a schedule setting forth, among other things, items the disclosure of which are necessary or appropriate either: (i) in response to an express informational requirement contained in or requested by a provision hereof, or (ii) as an exception to one or more representations or warranties contained in Section 3.2 (the “Pledgor Disclosure Schedule”).  On or prior to the date hereof, Acquiror has delivered to Pledgor, a schedule setting forth, among other things, items the disclosure of which are necessary or appropriate either: (a) in response to an express informational requirement contained in or requested by a provision hereof, or (b) as an exception to one or more representations or warranties contained in Section 3.3 (the “Acquiror Disclosure Schedule”).  The mere inclusion of an item in either the Pledgor Disclosure Schedule or the Acquiror Disclosure Schedule as an exception to a representation or warranty or covenant shall not be deemed an admission by a party that such item (or any undisclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance with respect to Pledgor, the Company or Acquiror, respectively.

SECTION 3.2.           Representations and Warranties of Pledgor.  Except as disclosed in the Pledgor Disclosure Schedule, Pledgor hereby represents and warrants to Acquiror as follows:

(a)           Organization and Standing.  Pledgor is a corporation, duly organized, validly existing and in good standing under the laws of the State of New Jersey, and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except for those jurisdictions in which failure to do so has not, or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Corporate Authority and Action.  Pledgor has the requisite corporate power and authority and has taken all corporate action necessary, in order to authorize the execution and delivery of, and performance of its obligations under, this Agreement and to consummate the transactions contemplated by this Agreement.  This Agreement is a valid and legally binding obligation of Pledgor, enforceable in accordance with its terms.  The principal place of business of Pledgor is located at 12121 Wilshire Blvd., Los Angeles, California 90025, and Pledgor has no other office or business location.

(c)           Clean Title to Shares and Acquired Assets.

 (1)           Pledgor has good and marketable title, free and clear of all Liens (other than Liens for current taxes not yet delinquent), to the Shares and, effective as of Closing, Pledgor shall transfer assign and deliver the Shares to Acquiror free and clear of all Liens.

(2)           Pledgor has good and marketable title, free and clear of all Liens (other than Liens for current taxes not yet delinquent), to the Acquired Assets and, effective as of Closing, Pledgor shall transfer assign and deliver the Acquired Assets to Acquiror free and clear of all Liens.

(d)           Organization and Standing.  The Company is duly organized, validly existing and in good standing under the laws of the State of California.

(e)           Company Stock.  Except as provided herein, no equity securities of the Company are or may become required to be issued, transferred or otherwise disposed of (other than to Pledgor or Secured Parties) by reason of any Rights with respect thereto (other than Rights that may have been granted by the Company prior to September 11, 2007).  Other than as may have been granted or entered into by the Company prior to September 11, 2007, there are no Contracts by which Pledgor or the Company are or may be bound to sell or otherwise issue any shares of the capital stock of Company, and there are no Contracts relating to the rights or obligations of Pledgor to vote or to dispose of the Shares (except as provided herein).  All of the shares of capital stock of the Company are fully paid and nonassessable and subject to no subscriptive or preemptive rights or Rights (provided Pledgor shall have no liability under this sentence to the extent this representation, as it relates to Shares issued prior to September 11, 2007, and whether such Shares were fully paid and non-assessable and not subject to any preemptive rights, is or would be inaccurate due to an Excluded Matter).  The authorized capital stock of the Company, the number of issued and outstanding shares of capital stock of the Company, the outstanding stock certificates of the Company (consisting solely of stock certificate nos. 1 (representing 50 shares issue to Juliemae Trebilcock) and 3 (representing 50 shares issued to Terry Trebilcock)) and the number of options and warrants to purchase shares of capital stock of each of the Company, all as of the date hereof, are the same as, and have not changed since, the sale of the Company to Pledgor on September 11, 2007.  The Company does not have any Subsidiaries and does not hold any equity securities for its own account issued by another Person (treating subordinated debt as equity).  Except for Excluded Matters, set forth on Schedule 3.2(e) are true and complete copies of all minutes and or written actions of the Company’s board of directors and its shareholders for the period beginning on September 11, 2007 and ending on the date hereof.

(f)           Company Financial Statements.  To Pledgor’s Knowledge, Schedule 3.2(f) of the Pledgor Disclosure Schedule contains true, correct and complete copies of the following financial statements of Company: audited balance sheet as of December 31, 2007; unaudited balance sheet as of the Interim Date; audited income statement for the 12-month period ended December 31, 2007; unaudited income statement for the year-to date period ending as of the Interim Date (“Financial Statements”).  To the Knowledge of the Pledgor, the Financial Statements fairly presents the assets, liabilities and financial condition of the Business as of the respective dates thereof, and each of the statements of income contained in the Financial Statements are complete and correct and fairly present the results of operations for the periods referred to therein, all in accordance with generally accepted accounting principles consistently applied throughout the periods involved (except for the absence of footnotes and year-end adjustments not material in amount); however, Pledgor shall have no liability under this sentence to the extent this representation is or would be inaccurate due to actions, omissions, information or accounting (i) provided by Trebilcock or with Trebilcock’s direct knowledge and consent at any time prior to the Closing, (ii) specifically approved by Trebilcock in writing at any time prior to the Closing or (iii) solely with respect to the Financial Statements, if the inaccuracy results from financial information provided by Trebilcock or Company employees under his direction and control (but specifically excluding Larry Mitchell) (“Excluded Matters”).  Except for Excluded Matters, neither Pledgor nor its officers, employees or agents have taken any actions, including without limitation causing Company to assume debt, pledge Company’s assets, sell Company’s assets or make distributions of Company assets, that would reasonably be expected to cause the Financial Statements to be materially inaccurate or misleading.

(g)           Corporate Actions; Officers and Directors.   Except for Excluded Matters, since the date Pledgor acquired the Company, neither Pledgor nor its officers, employees or agents have taken any material actions with respect to the operations of the Company.  Set forth on Schedule 3.2(g) of the Pledgor Disclosure Schedule is a true and complete list of each of the current officers and directors of the Company.

(h)           Contracts.  Except as set forth on Schedule 3.2(h) of the Pledgor Disclosure Schedule and except for Excluded Matters, neither Pledgor nor its officers, employees or agents have caused the Company to become a party to or enter into any material Contracts other than those Contracts executed by Terry N. Trebilcock.  Pledgor has not created any actual authority, and has not taken any action that would reasonably be expected to create apparent authority, for any person to take any action or otherwise bind the Company other than Trebilcock and the other executive officers set forth on Schedule 3.2(h).

(i)           Compliance with Laws.  To the Knowledge of Pledgor, the Pledgor:

(1)           has not taken actions since the date the Pledgor acquired the Company, other than actions which are Excluded Matters, which have caused the Company to fail to be in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to the conduct of the Business or to the employees conducting such businesses where the failure to comply has had or would reasonably be expected to have, a Material Adverse Effect; and

(2)           has not received, since September 11, 2007, any written notification or communication (or, to the Knowledge of Pledgor, any other communication) from any Governmental Authority (A) asserting material non-compliance by the Company with any of the statutes, regulations, rules or ordinances of such Governmental Authority, (B) threatening the Company with any material penalty or to revoke any license, franchise, permit, or governmental authorization, (C) requiring the Company (including any of its directors or controlling persons) to enter into a cease and desist order, agreement, or memorandum of understanding (or requiring its board of directors thereof to adopt any resolution or policy), or (D) restricting or disqualifying the Company’s activities in any material respect.

(j)           Properties and Assets; Securities.

(1)           Except for Excluded Matters and except as set forth on Schedule 3.2(j) of the Pledgor Disclosure Schedule, neither Pledgor nor its officers, employees or agents have taken any actions to sell, pledge, assign or transfer any of the Company’s assets.

(2)           To the Knowledge of Pledgor, except for Excluded Matters, the Company has good and marketable title, free and clear of all Liens to all of its properties and assets, tangible or intangible, owned by the Company.

(k)           Employee Benefit Plans.  Pledgor has not contributed or been obligated to contribute to a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a plan that has two or more contributing, but unrelated, sponsors and that is subject to Title IV of ERISA at any time on or after January 1, 2004.

(l)           Intellectual Property.

(1)           Except for Excluded Matters, neither Pledgor nor its officers, employees or agents have taken any actions to sell, pledge, assign or transfer any of the Company’s Intellectual Property.

(2)           To the Knowledge of Pledgor, except for Excluded Matters, the Company has good and marketable title, free and clear of all Liens to all of the Company’s Intellectual Property.

(m)         Taxes.

(1)           The Pledgor has filed all federal and state income tax returns for fiscal years 2007 and 2008, which returns included the Company;

(2)           the Company has filed, completely and correctly in all material respects, all Tax Returns that are required by applicable law to be filed by it as of the Closing Date (without regard to any extensions);

(3)           all Taxes shown to be due on such Tax Returns have been paid in full;

(4)           all Taxes due with respect to completed examinations have been paid in full;

(5)           no currently effective waivers of statutes of limitations (excluding such statues that relate to any years currently under examination by the IRS) have been given by or requested with respect to any Taxes of the Company;

(6)           the Company has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities;

(7)           there are no audits by, or disputes pending between the Company and any taxing authority of which the Company has received written notice, or claims asserted in writing by any taxing authority for, Taxes or assessments upon the Company;

(8)           proper and accurate amounts have been withheld by the Company from its employees for all prior periods in compliance with the Tax withholding provisions of applicable federal, state and local laws and all such withholdings have been paid in full to the appropriate agencies and there are no Tax liens upon any property or assets of the Company, except liens for current Taxes not yet due; and

(9)           the Company is not a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement.  The Company does not have any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as successor or transferee, by contract or otherwise.

(n)           Litigation.  Except as set fort on Schedule 3.2(n) of the Pledgor Disclosure Schedule, there is no material legal litigation, proceedings, investigations or controversy (“Litigation”) pending before any court, arbitrator, mediator, Governmental Authority that has been or would reasonably be expected to have a Material Adverse Effect on the Company or the Business, taken as a whole with the Acquired Assets, and, to the Knowledge of Pledgor, no such Litigation has been threatened.

(o)           No Brokers.  No action has been taken by Pledgor that would give rise to any valid claim against Acquiror for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(p)           Fair Value; No Insolvency Proceeding.  The Purchase Price represents fair and reasonably equivalent value for the Shares and the Acquired Assets.  Pledgor has not entered into this Agreement with the actual intent to hinder, delay, or defraud any creditor or any other Person.  There has been no voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors or similar proceeding (an “Insolvency Proceeding”) commenced with respect to Pledgor and is not currently planning to commence an Insolvency Proceeding.  To Pledgor’s Knowledge, no other Person is currently planning to commence an Insolvency Proceeding with respect to Pledgor.

SECTION 3.3.           Representations and Warranties of Acquiror.  Except as set forth in the Acquiror Disclosure Schedule, Acquiror hereby represents and warrants to Pledgor as follows:

(a)           Organization, Standing and Authority.  Acquiror is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota, and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except for those jurisdictions in which failure to do so has not, or could not reasonably be expected to, have a Material Adverse Effect.

(b)           Corporate Authority.  Acquiror has the requisite power and authority, and has taken all action necessary, in order to authorize the execution, delivery of and performance of its obligations under this Agreement to consummate the transactions contemplated by this Agreement.  This Agreement is a valid and legally binding agreement of Acquiror, enforceable in accordance with its terms.

(c)           Litigation.  There is no Litigation before any court, arbitrator, mediator, Governmental Authority that has been or would reasonably be expected to prevent or interfere with Acquiror’s acquisition of the Shares or performance of its obligations hereunder, and, to Knowledge of Acquiror, no such Litigation has been threatened.

(d)           Brokers.  No action has been taken by Acquiror that would give rise to any valid claim against Pledgor for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(e)           No Implied Reps.  Other than as specifically set forth in this Agreement or in the documents executed and delivered by Pledgor in connection with the Closing, neither the Secured Parties nor Acquiror have received, nor are any of them relying on, and they each covenant not to assert the existence of, any representation and warranties or assurances, whether express or implied, by or on behalf of the Pledgor, other than those expressly set forth in this Agreement.  Other than as specifically set forth in this Agreement or in the documents executed and delivered by Pledgor in connection with the Closing, Acquiror and the Secured Parties agree that the Shares, the Business and the Acquired Assets are being acquired by it on an “as-is, where is, with all faults” basis, and Acquiror and Secured Parties acknowledge that they have had an opportunity to conduct such due diligence investigations as they deemed appropriate and satisfactory to them.

ARTICLE 4.
OTHER AGREEMENTS AND COVENANTS

SECTION 4.1.           Delivery of Assets.  The Pledgors shall take all such steps as may be required to put Acquiror in actual possession and operating control of the Acquired Assets and the assets and properties of the Company at Closing, including without limitation, offices, bank accounts, credit cards, vehicles, originals or true copies of all Contracts and the film library owned by the Company.  Additionally, Pledgor shall provide to Acquiror at Closing all security access codes, passwords, keys and such other information and items necessary to access and use the Acquired Assets and assets and properties of the Company.

SECTION 4.2.           Further Assurances.  Following the Closing, each of the Parties will cooperate with and execute and deliver to the other party such other instruments and documents and take such actions as may be reasonably requested from time to time as necessary to carry out, evidence and confirm the intended purposes of this Agreement and the agreements ancillary hereto.  In particular, at Acquiror’s request, the Pledgors will execute, acknowledge and deliver to Acquiror such other instruments of conveyance and transfer, certificate and other documents, and will take such other actions, as Acquiror may reasonably require in order to vest more effectively in Acquiror, or to put Acquiror or the Company more fully in possession of, any of the Acquired Assets and assets of the Company, or to obtain permits and licenses required by any Governmental Authority.

SECTION 4.3.           Use of Assets After Closing.  Pledgor hereby covenants that it shall cease and shall not create any products incorporating any of the Acquired Assets or assets of Company after the Closing and that any use of such assets by Pledgor requires prior written approval of Acquiror, not to be unreasonably withheld.  Pledgor will remove any of the Acquired Assets and assets of Company from its websites within thirty (30) days.

SECTION 4.4.           Joint Claims.  Pledgor and Acquiror each agrees that, with regard to shared claims among them, they shall use commercially reasonable efforts to provide reasonable cooperation to enforce such claims.

SECTION 4.5.           Public Disclosure.  Acquiror shall have a reasonable opportunity to review and comment on any Form 8-K filed by Pledgor related to this Agreement prior to the issuance or filing thereof; and provided, further, that if Pledgor fails to file a Form 8-K disclosing the material terms of this Agreement within the four (4) business days after the date hereof, Acquiror may issue a press release disclosing such information after providing Pledgor a reasonable opportunity to review and comment on the same.

SECTION 4.6.           No Joint Venture.  Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto or thereto.  No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party.  No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other.  No party shall have any power or authority to bind or commit any other party.  No party shall hold itself out as having any authority or relationship in contravention of this Section 4.6.

SECTION 4.7.           Equitable Remedies.  The parties hereto acknowledge and agree that a breach of any of the obligations set forth in this Article 4 shall cause irreparable injury to the Disclosing Party and shall entitle the non-breaching party to equitable relief or remedy including specific enforcement and/or injunctive relief.  The pursuit or securing of any such equitable relief shall not prohibit or limit the non-breaching party from seeking or obtaining any other remedy provided under this Agreement or available at law.  If any or all of the above covenants or agreements are held to be unenforceable because of the scope or duration of such covenant or agreement or the area covered thereby, the Parties agree that the court making such determination shall have the power to reduce the scope, duration and area of such covenant or agreement to the extent that allows the maximum scope, duration and area permitted by applicable law.

SECTION 4.8.           2009 Company Taxes and Tax Returns.  The following provisions will govern the allocation of responsibility as between Pledgor and Acquiror for certain tax matters following the Closing Date.

(a)           Tax Returns Filed After the Closing Date.  Acquiror shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company that are required to be filed after the Closing Date.  Prior to filing, Acquiror shall permit Pledgor to review and comment on each income Tax Return described in the preceding sentence which is for a period ending on or before the Closing Date (the “Pre-Closing Tax Returns”), or which is for a period that begins prior to the Closing Date but ends after the Closing Date (the “Straddle Period Tax Returns”), and will make any changes to such Tax Returns that are reasonably requested by Pledgor and which are consistent with past practices of the Company and in accordance with law.  After the Closing Date, any amendment, modification or change to a Company Tax Return that would have the effect of increasing the Company’s or Pledgor’s liability for Taxes under this Agreement or otherwise for any period prior to the Closing Date shall require the consent of the Pledgor, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)           Cooperation on Tax Matters. The parties will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 4.8 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation will include retaining and (upon another party’s request) providing records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Section 4.8.  The parties further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Taxes that could be imposed (including without limitation with respect to the transactions contemplated by this Agreement).

(c)           Taxes.  Any Taxes owed relating to Pre-Closing Tax Returns shall be paid and be the responsibility of Pledgor (however, to the extent such Taxes are due to information provided by Trebilcock which he knew was erroneous at the time he provided such information, then Acquiror shall pay such Taxes).  Any Taxes owed with respect to Straddle Period Tax Returns shall be calculated and allocated between, and be paid by and be the responsibility of, Pledgor and Acquiror, as though the taxable year of the Company terminated as of the close of business on the Closing Date; provided, however, that, in the case of a Tax not based on income, receipts, proceeds, profits or similar items, Taxes owed in respect of a Straddle Period Tax Return shall calculated and allocated pro rata based upon the number of days in such tax period occurring prior to the Closing Date (as to Pledgor) and occurring after the Closing Date (as to Acquiror).  Pledgor shall promptly reimburse Acquiror for any such Taxes for which Pledgor is responsible but which have been paid by Acquiror.  All Taxes in respect to Straddle Period Tax Returns shall be prepared, and all determinations necessary to give effect to the foregoing allocations shall be made, in a manner consistent with prior practice of the Company.

(d)           Refunds.  Any refunds of Taxes that are received by Company, and any amounts credited against Taxes to which the Company becomes entitled, that relate to either (i) periods ending before the Closing Date or (ii) a period that begins prior to the Closing Date but ends after the Closing Date shall be for the benefit of Pledgor, and Acquiror shall pay over to Pledgor any such refund or the amount of any such credit within thirty (30) days after receipt or entitlement thereto; provided, however, any such refunds of Taxes or any such amount credited with respect to a period that is described in this clause (ii) will be allocated between Pledgor and Acquiror pro rata based upon the number of days in such tax period occurring prior to the Closing Date (as to Pledgor) and occurring after the Closing Date (as to Acquiror).

(e)           Tax Costs.  If there are any costs incurred for tax audits relating to tax periods ending on or before the Closing Date, or otherwise relating to additional Taxes owed for such periods, such costs and Taxes (the “Pre-Closing Tax Costs”) will be borne by Pledgor.  If there are any costs incurred for tax audits relating to tax periods that begin prior to the Closing Date but end after the Closing Date, or otherwise relating to additional Taxes owed for such periods, such costs and Taxes (the “Straddle Period Tax Costs”) will be borne by Pledgor and Acquiror, allocated between them pro rata in the same proportion as the additional Taxes are allocated between them as provided in subclause (c) above.  Pledgor shall promptly reimburse Acquiror for any Pre-Closing Tax Costs, and for its allocated share of any Straddle Period Tax Costs, upon being billed with reasonable supporting documentation.

(f)           Tax Proceedings.  Any claim under this Section 4.8 shall be deemed a breach of covenant indemnity claim under Article 6, subject to all the rights and limitations therein.

ARTICLE 5.
CLOSING

SECTION 5.1.           Closing.  The closing of the Stock Acquisition and the acquisition of the Acquired Assets (the “Closing”) shall take place at the offices of Winthrop & Weinstine, P.A.  on the date hereof (the “Closing Date”).

SECTION 5.2.           Pledgor’s Closing Obligations.  At the Closing, Pledgor shall deliver to Acquiror the following (collectively, the “Pledgor Closing Deliverables”):

(a)           stock certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers) for transfer to Acquiror;

(b)           an assignment in form and substance reasonably acceptable to Acquiror whereby Pledgor assigns, transfers and conveys all of its rights in and to the PE Fighter Contracts to Acquiror;

(c)           a Secretary’s Certificate executed by Pledgor’s Secretary or Assistant Secretary in form and substance reasonably acceptable to Acquiror, which Secretary’s Certificate shall include: (i) a copy of resolutions of the Pledgor Board of Directors authorizing this Agreement and the transactions contemplated herein and the agreements ancillary hereto; (ii) Articles of Incorporation of Pledgor and of the Company; (iii) Bylaws of Pledgor and of the Company; and (iv) a current Certificates of Good Standing for Pledgor and the Company;

(d)           an Officer’s Certificate executed by a senior executive officer of Pledgor in form and substance reasonably acceptable to Acquiror certifying that that the representations and warranties of Pledgor and the Company are true and correct in all material respects as of the Closing Date;

(e)           an assignment in form and substance reasonably acceptable to Acquiror whereby Pledgor assigns, transfers and conveys all of its rights in and to the Bully Beatdown Contracts to Acquiror;

(f)           a copy of the Termination Agreement and Mutual Release by and between Pledgor on the one hand, and JMBP, Inc. and Mark Burnett on the other, duly executed by Pledgor;

(g)           the Mutual General Release and Settlement Agreement by and between Pledgor in the one hand, and the Secured Parties on the other, duly executed by Pledgor;

(h)           the resignations of the Company’s directors and officers other than the Secured Parties in form and substance reasonably acceptable to Acquiror; and

(i)           all other certificates, Schedules and attachments, in completed form, which are required by the provisions of this Agreement.

SECTION 5.3.           Acquiror’s Closing Obligations.  At the Closing, Acquiror shall deliver to Pledgor the following (collectively, “Acquiror Closing Deliverables”):

(a)           the Closing Payment in immediately available funds wired to Pledgor’s bank account;

(b)           a Secretary’s Certificate executed by Acquiror’s Secretary or Assistant Secretary in form and substance reasonably acceptable to Pledgor, which Secretary’s Certificate shall include: (i) a copy of resolutions of Acquiror’s governor authorizing this Agreement and the transactions contemplated herein; (ii) Acquiror’s Certificate of Formation; and (iii) a current Certificate of Good Standing for Acquiror;

(c)           an Officer’s Certificate executed by a governor of Acquiror in form and substance reasonably acceptable to Acquiror certifying that that the representations and warranties of Acquiror are true and correct in all material respects as of the Closing Date;

(d)           the Settlement Agreement and Mutual Release by and between Pledgor on the one hand, and JMBP, Inc. and Mark Burnett on the other, duly executed by JMBP, Inc.  and Burnett;

(e)           the Mutual General Release and Settlement Agreement by and between Pledgor in the one hand, and the Secured Parties on the other, duly executed by the Secured Parties;

(f)           the Limited Personal Guaranty of the Secured Parties; and

(g)           all other certificates, Schedules and attachments, in completed form, which are required by the provisions of this Agreement.

ARTICLE 6.
INDEMNIFICATION

SECTION 6.1.           Survival.  The representations and warranties of the parties hereto made in this Agreement shall survive for a period of eighteen (18) months after the Closing Date (except for the representations and warranties of Pledgor set forth in Sections 3.2(b) [Corporate Authority and Action], 3.2(c) [Clean Title to Shares and Acquired Assets], 3.2(j)(2) [Properties and Assets; Securities], 3.2(l)(2) [Intellectual Property] and 3.2(m) [Taxes], and for the representations and warranties of Acquiror set forth in Sections 3.3(b) [Authority] and 3.3(e) [No Implied Reps], which shall survive for the applicable statute of limitations for such claims), after which time they shall lapse and be of no further force and effect and no claims with respect thereto may be brought (the “Indemnification Termination Date”); provided however, that indemnification rights set forth in this Article 6 shall continue for those claims that have been duly preserved by providing written notice of such claim to the other party prior to the Indemnification Termination Date, unless no suit asserting such claim is filed by the applicable indemnified party within 180 days of such written notice.  Notwithstanding anything to the contrary in this Section 6.1, the foregoing time limitations shall not apply to claims for fraud or willful breach or intentional misrepresentation.

SECTION 6.2.           Indemnification and Payment of Damages by Pledgor.  Pledgor shall indemnify and hold harmless Acquiror and its Affiliates and their respective representatives, shareholders, members, directors, governors, managers, officers and employees (the “Acquiror Indemnified Parties”), and will pay to such Persons the amount of, any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees), whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with: (i) any breach of any representation or warranty made by Pledgor in this Agreement or any certificate delivered by Pledgor pursuant to this Agreement; (ii) any breach by Pledgor of any material covenant or obligation of Pledgor in this Agreement; (iii) any and all Liens against the capital stock of the Company or any of its assets that are not discharged in full on or prior to the Closing Date; (iv) any and all Liens against the Acquired Assets that are not discharged in full on or prior to the Closing Date; or (v) any Insolvency Proceeding commenced with respect to Pledgor (other than by Acquiror or its Affiliates) or any claim relating to fraudulent transfers or conveyance regarding the Shares, in each case excluding claims for Damages that are in no way related, directly or indirectly, to the Shares, the Business, this Agreement, the agreements ancillary thereto or the transactions contemplated by this Agreement.  Notwithstanding the foregoing, Pledgor shall not be liable and shall not be obligated to indemnify or hold harmless the Acquiror Indemnified Parties:  (x) for Damages under Section 6.2(i) unless such damages are, in aggregate with all other Damages, in excess of $25,000 (the “Tipping Basket”) (provided, however, in the event that such Damages are in excess of the Tipping Basket, then Pledgor shall be obligated to indemnify Acquiror for all Damages beginning with the first dollar); (y) with respect to claims under Section 6.2(i) and which relate to the “Non-Fundamental Representations and Warranties” (as defined below), for Damages in excess of the lesser of (i) $400,000 or (ii) the amount of the Purchase Price actually received or deemed to be received by Pledgor pursuant to the terms of this Agreement (including any set-off amounts pursuant to Section 6.5 below); and (z) with respect to claims under Section 6.2(i) and which relate to representations and warranties other than the Non-Fundamental Representations and Warranties, and with respect to claims arising under Sections 6.2(ii), (iii), (iv) or (v), for Damages in excess of the full Purchase Price actually received or deemed to be received by Pledgor pursuant to the terms of this Agreement (including any set-off amounts pursuant to Section 6.5 below).  Notwithstanding anything herein to the contrary, there shall be no limits or restrictions on amounts the Acquiror Indemnified Parties may recover from Pledgor with respect to claims for fraud, willful breach or intentional misrepresentation.  For purposes hereof, “Non-Fundamental Representations and Warranties” shall mean all representations and warranties made by Pledgor pursuant to Section 3.2 hereof other than those set forth in Sections 3.2(b) [Corporate Authority and Action], 3.2(c) [Clean Title to Shares and Acquired Assets], 3.2(e) [Company Stock], the last sentence of Section 3.2(f) [Company Financial Statements], 3.2(j)(2) [Properties and Assets; Securities], 3.2(l)(2) [Intellectual Property] and 3.2(m) [Taxes].

SECTION 6.3.           Indemnification and Payment of Damages by Acquiror.  Acquiror shall indemnify and hold harmless Pledgor and its Affiliates and their respective representatives, shareholders, members, directors, managers, officers and employees, and will pay to such Persons the amount of any Damages arising, directly or indirectly, from or in connection with (i) any breach of any representation or warranty made by Acquiror in this Agreement or in any certificate delivered by Acquiror pursuant to this Agreement, (ii) any breach by Acquiror of any material covenant or obligation of Acquiror in this Agreement, or (iii) the operation of the Business, the Company or the Acquired Assets after the date hereof.  Notwithstanding anything herein to the contrary, there shall be no limits or restrictions on amounts Pledgor and its Affiliates may recover from Acquiror with respect to claims for fraud, willful breach or intentional misrepresentation.

SECTION 6.4.           Knowledge.  The right to indemnification based upon representations, warranties, covenants and agreements in this Agreement, the agreements ancillary hereto and in any certificate or document delivered pursuant to this Agreement will not be affected by any investigation or by any Knowledge acquired at any time.

SECTION 6.5.           Set-Off.

(a)           In the event that Acquiror reasonably determined and in good faith believes it has experienced indemnifiable Damages and delivers the applicable notice under Section 6.6 and/or 6.7 and such claim is not time barred by Section 6.1, Acquiror may, upon written notice to Pledgor (a “Set-Off Notice”), set-off such alleged Damages from any amounts it owes to Pledgor hereunder, including without limitation, Earn-Out payments, to the amount of such alleged Damages.  If Pledgor notifies Acquiror in writing within 20 days of receiving such Set-Off Notice that it, in good faith, contests some or all of the amount being set-off by Acquiror, then Acquiror shall either pay such contested amounts to Pledgor or place them in escrow with a bank located in California pending resolution of the matter, pursuant to an escrow agreement reasonably acceptable to Pledgor and Acquiror and to which Pledgor and Acquiror are parties and which provides for automatic payment to appropriate party to the extent of a judicial decision in its favor.  The parties covenant to use their respective best efforts to agree upon the definitive form of such escrow agreement within 30 days of the Closing Date, such form to be used for any escrow under this Section 6.5 (the “Escrow Agreement”).  Acquiror shall initially pay all fees and expenses of the escrow agent; provided Pledgor shall reimburse Acquiror if the amount ultimately retained by Acquiror from such set-off is greater than 50% of the amount deposited into escrow.

(b)           In the event that Pledgor reasonably determined and in good faith believes it has experienced indemnifiable Damages and delivers the applicable notice under Section 6.6 and/or 6.7 and such claim is not time barred by Section 6.1, Pledgor may, upon providing a Set-Off Notice to Acquiror, set-off such alleged Damages from any amounts it owes to Acquiror hereunder to the amount of such alleged Damages.  If Acquiror notifies Pledgor in writing within 20 days of receiving such Set-Off Notice that it, in good faith, contests some or all of the amount being set-off by Pledgor, then Pledgor may pay such contested amounts to Acquiror or place them in escrow with a bank located in California pending resolution of the matter, pursuant to the Escrow Agreement.  Pledgor shall initially pay all fees and expenses of the escrow agent; provided Acquiror shall reimburse Pledgor if the amount ultimately retained by Pledgor from such set-off is greater than 50% of the amount deposited into escrow.

(c)           Any interest accrued on the escrowed funds shall be allocated between the parties pro rata based upon the percentage of the escrowed funds disbursed to each.  Investment of the Escrowed Funds will be as mutually agreed upon by Acquiror and Pledgor, acting reasonably, but in any event shall be invested in interest bearing securities.

(d)           All set-off rights hereunder are subject to all of the other limitations in this Article 6, including the Tipping Basket and the liability caps.

SECTION 6.6.           Defense Against Third Party Claims.  If any claim or assertion of liability is made or asserted by a party against a party indemnified pursuant to Sections 6.2 and 6.3 (“Indemnified Party”) which might give rise to a right to indemnification under this Agreement, the Indemnified Party shall, with reasonable promptness, give Acquiror or Pledgor, as the case may be (“Indemnifying Party”), written notice of the claim or assertion of liability and request of the Indemnifying Party to defend the same, provided that any delay or failure to notify the appropriate Indemnifying Party listed above shall not relieve the Indemnifying Party from any liability which it may have to the Indemnified Party except to the extent of any prejudice resulting directly from such delay or failure.  The Indemnifying Party shall, within ten (10) days, at the Indemnifying Party’s expense, assume the defense of such claim or assertion with counsel reasonably satisfactory to the Indemnified Party.  The Indemnified Party shall have the right to employ one law firm to provide separate counsel in any such action and to participate in the defense thereof, but the fees and expense of such counsel shall be at the expense of the Indemnified Party unless (a) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (b) the Indemnifying Party has failed to assume the defense of such action, or (c) due to a material conflict of interest, the Indemnifying Party’s counsel is not able to adequately represent the Indemnified Party.  The Indemnifying Party shall not be permitted to enter into any settlement or compromise involving affirmative action or forbearance by the Indemnified Party unless the Indemnified Party shall have been notified in writing of the proposed settlement or compromise and shall have consented in writing thereto, which consent shall not be unreasonably withheld or delayed.  The parties will cooperate with each other in the defense of any such action and the relevant records of each shall be available to the other with respect to such defense.  If for any reason the Indemnified Party becomes entitled to assume the defense of such claim or assertion, it shall not enter any settlement or compromise thereof without the consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed.

SECTION 6.7.           Procedure for Indemnification – Other Claims.  A claim for indemnification for any matter not involving a third-party claim shall be asserted by reasonably specific written notice to the party from whom indemnification is sought.

SECTION 6.8.           Exclusive Remedy.  Except to the extent of fraud or willful breach or intentional misrepresentation, the indemnity provisions of this Article 6 shall be the sole and exclusive remedy for all claims other than injunctive or equitable relief arising hereunder or in connection with this Agreement, it being understood that to the extent any injunctive or equitable relief provides for any monetary remedy as an element thereof, the provisions of this Article 6 shall apply.

ARTICLE 7.
MISCELLANEOUS

SECTION 7.1.           Press Releases.  Subject to Section 4.5, each of Pledgor and Acquiror agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation.

SECTION 7.2.           Attorney Client Privilege.  No waiver of the Company’ attorney-client privilege is intended or effected by the Stock Acquisition or the transactions contemplated by this Agreement.

SECTION 7.3.           Headings.  The headings of this Agreement are for the purpose of reference only and shall not in any way limit or affect the meaning or interpretation of any of the terms hereof.

SECTION 7.4.           Survival.  To the extent the agreements of the parties contained herein by their terms apply after the Closing Date, such agreements shall survive the Closing Date.

SECTION 7.5.           Waiver; Amendment.  Any provision of this Agreement may be: (1) waived by the party benefited by the provision, or (2) amended or modified at any time, by an agreement in writing between the parties hereto.

SECTION 7.6.           Governing Law and Venue.  This Agreement shall be interpreted and enforced pursuant to the laws of the State of California without regard to conflict of law provisions thereof.  With respect to any dispute, controversy or claim arising out of or relating to this Agreement or the relationship between the parties, Acquiror and Pledgor agree and consent to jurisdiction of and exclusive venue in the United States District Court, Central District of California or in the California State Court, Los Angeles County.  Service of process may be made by publication, by registered or certified mail or in any manner provided under California or applicable federal law.

SECTION 7.7.           Waiver of Jury Trail.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.  If any party seeks to enforce its rights under this Agreement by joining another Person to a Proceeding before a jury in which the third party is a party, the parties will request the court to try the claims between the parties without submitting the matter to the jury.

SECTION 7.8.           Attorneys’ Fees.  Should suit, legal action seeking equitable remedies, alternative dispute resolution or arbitration be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court, mediator or arbitrator(s) (including costs, expenses and fees on any appeal).  The prevailing party shall be entitled to recover its costs of suit, alternative dispute resolution or arbitration, regardless of whether such suit, alternative dispute resolution or arbitration proceeds to final judgment.

SECTION 7.9.           Expenses.  Each party hereto shall bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

SECTION 7.10.        Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given: (1) on the date of delivery, if personally delivered or telecopied (with confirmation), (2) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service, or (3) on the third business day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address or telecopy number set forth below or such other address or numbers as such party may specify by notice to the parties hereto.

If to Acquiror, to:

KOTC Acquisition, LLC
12477 High Horse Drive
Cucamonga, CA 91739
Attention: Terry N. Trebilcock

With copies to:
Winthrop & Weinstine, P.A.
225 South Sixth Street
Suite 3500
Minneapolis, MN 55402
Attention: Mark T. Johnson

and

Howard M. Zelener, Esq.
1749 Sixth Avenue
Redlands, CA 92374

If to Pledgor, to:

ProElite, Inc.
12121 Wilshire Blvd
Suite 1112
Los Angeles, CA 90025
Attention: Chuck Champion

With a copy to:

Manatt, Phelps & Phillips, LLP
11355 W. Olympic Blvd.
Los Angeles, CA 90064
Attention: Ben D. Orlanski

SECTION 7.11.       Entire Understanding, No Third Party Beneficiaries.  This Agreement (together with the Disclosure Schedules and the other agreements specifically required to be entered into among the parties pursuant to the provisions of this Agreement) represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersede any and all other oral or written agreements heretofore made.  Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

SECTION 7.12.       Assignment.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties hereto.  Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

SECTION 7.13.       Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to constitute an original.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

ACQUIROR:

KOTC Acquisition, LLC

/s/ Terry Trebilcock
Terry N. Trebilcock
Its: Chief Manager

SECURED PARTIES

/s/ Terry Trebilcock
Terry N. Trebilcock

/s/ Juliemaie Trebilcock
Juliemae Trebilcock

PLEDGOR:

ProElite, Inc.

By:	/s/ Charles Champion

Its:	CEO

[Signature Page to Acceptance of Collateral in Full Satisfaction
of Obligations at Less Than Face Value and Purchase Agreement]

ANNEX A
PE FIGHTER CONTRACTS
(ATTACHED)

ANNEX B
BULLY BEATDOWN CONTRACTS
(ATTACHED)